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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Maxim TEP, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
(CUSIP Number)
Michael Choi
c/o Maxim TEP Limited
12 Red Lion Square
London WC1R 4QD
England, United Kingdom
+49 69 95 92 54 78
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 25, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	13D	Page	2	of	5	Pages

1	NAMES OF REPORTING PERSONS: Maxim TEP Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 98-0577820

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England, United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		21,700,000 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		21,700,000

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,700,000 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Voting power is shared with respect to election of directors only until April 25, 2009.

Page 3 of 5 Pages
SCHEDULE 13D
Item 1. Security and Issuer
     This Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”), of Maxim TEP, Inc., a Texas corporation whose principal executive offices are located at 9400 Grogan’s Mill Road, Suite 205, The Woodlands, Texas 77380 (the “Issuer”).
Item 2. Identity and Background
     (a) The name of the reporting person is Maxim TEP Limited (the “Reporting Person”).
     (b) The Reporting Person is a company. The business address of the Reporting Person is 12 Red Lion Square, London WC1R 4QD, England, United Kingdom.
     (c) The Reporting Person’s present principal business is private equity investments. This business is conducted principally at 12 Red Lion Square, London WC1R 4QD, England, United Kingdom.
     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding.
     (e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a company incorporated under the laws of the United Kingdom.
Item 3. Source and Amount of Funds or Other Consideration
     All of the shares of Common Stock reported herein were received by the Reporting Person in exchange for the Reporting Person’s cancellation of outstanding debt owed to it by the Issuer pursuant to a Transfer Agreement entered into by the Reporting Person and the Issuer on April 3, 2008.
Item 4. Purpose of Transaction
     The purpose of the Reporting Person’s acquisition of the shares of Common Stock disclosed herein was for investment purposes.

Page 4 of 5 Pages
     The Reporting Person has entered into a Registration Rights Agreement with the Issuer pursuant to which the Reporting Person will have piggyback registration rights with respect to the shares reported herein for a period of three years.
     Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
     (a) The Reporting Person may be deemed to be the beneficial owner of 21,700,000 shares of Common Stock. The Reporting Person beneficially owns approximately 18.9% of the issued and outstanding Common Stock.
     (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 21,700,000 shares of Common Stock owned by the Reporting Person, except that, until April 25, 2009 the Reporting Person has, under certain conditions described in Item 6 below, agreed to vote its shares of Common Stock for the election of directors of the Issuer in the same manner as Mr. Peter O’Neill, President of Able Global Partners LLC, 641 Lexington Avenue, New York, New York 10022.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Reporting Person is a party to a Registration Rights Agreement that provides that the Reporting Person may have its unregistered Common Stock registered if and when the Issuer registers Common Stock in the future, provided such registration form proposed by the Issuer would permit such registration of Reporting Person’s Common Stock. A copy of the Registration Rights Agreement is included as an Exhibit to this Schedule 13D and incorporated herein by reference. Any description of such agreement contained herein is qualified in its entirety by reference to the agreement.
     The Reporting Person is a party to a Transfer Agreement in which, subject to the Reporting Person being able to ask questions and receive information about the business and affairs of the Issuer, the Reporting Person has agreed until April 25, 2009 to vote its shares in the same manner as Mr. Peter O’Neill with respect to election of directors of the Issuer.
Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Transfer Agreement dated April 3, 2008 by and between the Issuer and the Reporting Person.

Exhibit 99.2	Registration Rights Agreement dated April 25, 2008 by and between the Issuer and the Reporting Person.

Page 5 of 5 Pages
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 2, 2008

/s/ Michael Choi
Michael Choi